Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	***NO. OF SHARES PURCHASED (NOTE 1)***	***NO. OF BONUS SHARES AWARDED (NOTE 2)***	***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES***
CHRISTOPHER BELL	62	31	3,505
JOHN O'REILLY	62	31	3,505
BRIAN WALLACE	61	30	1,142
RICHARD AMES	61	31	1,549
PDMRs			
MICHAEL O'KANE	62	31	3,505
MICHAEL NOBLE	62	31	3,505

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 NOVEMBER 2009 AT 123.80 PENCE PER SHARE.
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

S:\Secretariat\StckExchgeAnn\2009\091111 Ownplan.doc

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs"), UNDER THE LADBROKES PLC INTERNATIONAL SHARE OPTION SCHEME ("THE INTERNATIONAL SCHEME"):

	OPTIONS GRANTED **NO. OF ORDINARY SHARES OF 28 1/3P EACH**
MICHAEL J NOBLE	20,000
MICHAEL P O'KANE	20,000

THE OPTIONS WERE GRANTED ON 6 NOVEMBER 2009 AT A PRICE OF 124.12 PENCE PER SHARE AND ARE NORMALLY EXERCISABLE BETWEEN 3 AND 10 YEARS FROM GRANT.

FOLLOWING THIS TRANSACTION:

- MR NOBLE HOLDS OPTIONS TO PURCHASE A TOTAL OF 256,089 SHARES UNDER THE INTERNATIONAL SCHEME.
- MR O'KANE HOLDS OPTIONS TO PURCHASE A TOTAL OF 148,824 SHARES UNDER THE INTERNATIONAL SCHEME.

For immediate release: 18 November 2009

Ladbrokes PLC

LADBROKES STRENGTHENS BOARD WITH NEW NON-EXECUTIVE APPOINTMENTS

Ladbrokes, one of the world's leading bookmakers, today announced the appointment of two Non-Executive Directors to the Ladbrokes plc board.

Sly Bailey, 47, Chief Executive Officer of Trinity Mirror plc and Darren Shapland, 42, Chief Financial Officer of J Sainsbury plc both join the board with immediate effect.

Commenting on the appointments Ladbrokes plc Chairman Peter Erskine said: "Sly Bailey and Darren Shapland are highly experienced executives with a track record of significant achievements at major companies. The Ladbrokes board will be strengthened by the addition of their expertise."

Chief Executive Christopher Bell commented: "The extensive knowledge of retail and media that Darren Shapland and Sly Bailey bring to the Ladbrokes board will be of significant benefit as we take the business forward."

-ends-

For further information contact:

Ciaran O'Brien
Head of Public Relations
+44 (0) 020 7355 0340
+44 (0) 7976 180173

Note to Editors

Sly Bailey

Sly Bailey started her media career in advertising sales at the Guardian and then The Independent. In 1989 she joined IPC Media Limited as Head of Classified Advertising Sales and joined their Board in 1994 as Advertising Director. In 1997 Sly was appointed Managing Director of IPC tx, the TV listings division. In December 1999 she was appointed Chief Executive of IPC Media Limited and subsequently led the sale of the business to AOL Time Warner. Sly joined Trinity Mirror as Chief Executive in 2003. Previously Sly was Senior Independent Director and Remuneration Committee Chairman of EMI plc and a non-executive director of Littlewoods Plc. Currently she is a non-executive director of the Press Association and President of NewstrAid, a charity for the wholesale and retail news trade.

Darren Shapland

Darren Shapland held a number of financial and operational management roles at Arcadia plc between 1988 and 2000. These included Joint Managing Director, Arcadia Home Shopping; Finance Director of Arcadia brands; Finance Director, Top Shop/Top Man (Burton Group) and Director of Supply Chain Programme (Burton Group). He was appointed Finance Director at Superdrug in 2000 and in 2002 became Group Finance Director of Carpetright plc. He was appointed Chief Financial Officer at Sainsbury's on 1 August 2005 and is also Chairman of Sainsbury's Bank plc.

Following these appointments the Ladbrokes board is as follows:

Peter Erskine	Chairman
Christopher Bell	Chief Executive
Brian Wallace	Group Finance Director
John O'Reilly	Managing Director Remote Betting and Gaming
Richard Ames	Managing Director, UK and Ireland Retail
Nicholas Jones	Senior Independent Non-Executive Director
John Jarvis CVO, CBE	Independent Non-Executive Director
Christopher Rodrigues CBE	Independent Non-Executive Director
Henry Staunton	Independent Non-Executive Director
C Phillipa Wicks	Independent Non-Executive Director
Sly Bailey	Independent Non-Executive Director
Darren Shapland	Independent Non-Executive Director

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Eminence Capital, LLC Ricky C. Sandler
4. Full name of shareholder(s) (if different from 3.):	Goldman Sachs & Co Vidacos Nominees Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	13 November 2009
6. Date on which issuer notified:	17 November 2009
7. Threshold(s) that is/are crossed or reached:	7%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
Eminence Capital, LLC							
Ordinary Shares GB00B0ZSH635	54,640,000	54,640,000	63,275,644		63,275,644		7.01%
Ricky C. Sandler							
Ordinary Shares GB00B0ZSH635	54,643,200	54,643,200	63,278,844		63,278,844		7.01%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period/ Date**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

Total (A+B)	
Number of voting rights	**% of voting rights**
Eminence Capital, LLC	
63,275,644	7.01%
Ricky C. Sandler	
63,278,844	7.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Ricky C. Sandler is the Managing Member of Eminence Capital, LLC and therefore may be deemed to have indirect voting power with respect to the shares directly owned by the funds managed by Eminence Capital, LLC, and individually with respect to shares over which Mr. Sandler has investment discretion.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

Ladbrokes PLC

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 30 NOVEMBER 2009, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 933,751,745 ORDINARY SHARES OF 28 1/3P ('SHARES'). 31,760,568 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 901,991,177. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

Ladbrokes PLC

On 18 November 2009 Ladbrokes plc announced the appointment of Sly Bailey and Darren Shapland as Non-Executive Directors with immediate effect.

Other than Sly Bailey's directorship of Trinity Mirror plc and her past directorship of EMI Group Limited (formerly EMI plc) (resigned 2007) and Darren Shapland's directorship of J Sainbury plc and his past directorship of Carpetright plc (resigned 2005), there are no details to be disclosed in respect of Sly Bailey or Darren Shapland pursuant to listing rule 9.6.13R.